UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-11543

The Rouse Company

(Exact name of registrant as specified in its charter)

10275 Little Patuxent Parkway, Columbia, Maryland 21044-3456, (410) 992-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

3.625% Notes due March 15, 2009

5.375% Notes due November 26, 2013

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

48 with respect to 3.625% Notes due March 15, 2009

49 with respect to 5.375% Notes due November 26, 2013

* This form is filed by The Rouse Company LP (“Rouse LP”), a subsidiary of General Growth Properties, Inc., in connection with the merger of The Rouse Company (“Rouse”) with and into Red Acquisition, LLC, with Rouse LP being the ultimate surviving entity after post-merger restructuring, to indicate that Rouse will no longer be required to file reports under the Securities Exchange Act of 1934, as amended, for the above-referenced securities.

Pursuant to the requirements of the Securities Exchange Act of 1934, The Rouse Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE ROUSE COMPANY LP (as successor to The Rouse Company)

Date: January 14, 2005	By:	/s/ Linda J. Wight
	Name:	Linda J. Wight
	Title:	Assistant Secretary of Rouse LLC, its General Partner